Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Opinion Social Media

Nextdoor’s neighbours are not kind to strangers

The social network is relying on artificial intelligence to solve flaws in human nature

JOHN GAPPER

Groups such as Nextdoor came into their own during pandemic lockdowns © Cindy Ord/Getty

John Gapper 16 HOURS AGO

When Nextdoor, the social network for neighbours to share local news and concerns, goes public at a valuation of $4.3bn, it will trade on Nasdaq under the stock symbol KIND. The announcement this week is part of Nextdoor’s effort to shed a reputation for letting some users behave in the opposite manner.

Its mission is now “to cultivate a kinder world where everyone has a neighbourhood they can rely on” and it has since 2019 warned its users against getting quarrelsome and fractious with “kindness reminders” generated by artificial intelligence that pop up if they draft something nasty. This April, it added anti-racism notifications in the US after local flare-ups over the Black Lives Matter movement.

But “kind” has twin meanings: being friendly and helpful, and a group of people who are akin to each other. The Old English word “cynd” is defined in one dictionary as “a class or race distinguished by innate characteristics”—originally nobles who were meant to behave nobly. For Nextdoor and its emerging rival Facebook Neighborhoods, there lies the rub.

Nextdoor faces the problem of all social media platforms. They link people to vast networks, unleashing a flow of information, providing entertainment and encouraging companionship, but they can accentuate the harsh side of human nature.

People gang up on others, especially strangers and those whom they dismiss, often on sketchy evidence, as being opponents or enemies. Since Facebook launched at Harvard university in 2004, a digital innovation that was intended to enable friendships has fomented warring tribes.

Most neighbours have a strong incentive to get along. Homophily, or Aristotle’s principle that “people love those who are like themselves”, is encouraged by living nearby. As one study put it, “geography is the physical substrate on which homophily is built.”

That mostly works pretty well for Nextdoor, where many discussions are about lost cats, or who knows a good electrician. My experience of the WhatsApp group for our street, the technology used in many micro-neighbourhoods, is overwhelmingly positive and sometimes heart-warming.

Many groups, whether on Nextdoor, Facebook or messaging apps, came into their own during pandemic lockdowns. Streets where people only vaguely knew their neighbours sprung to life with offers of mutual help.

Prakash Janakiraman, a co-founder of Nextdoor, argues that the network is unlike others in being built around “utility, not affinity”. You need not resemble neighbours to want to share information with them — it is useful to know others if letters go astray or you need a parking permit. The stuff of everyday life creates much of its value.

Local squabbles can spill out on Nextdoor. “I’m legally allowed to sunbathe naked in my yard. Please stop calling the police!” read a post highlighted on the “Best of Nextdoor Twitter account. But deeper tensions arise when, as in westerns, a stranger rides into town.

Despite its emphasis on utility, neighbours share an affinity and identity of interest, particularly when under threat. Stolen cars, flat break-ins and door-to-door scams are among the talking points on the Nextdoor group for my district. This is natural for self protection, but it stirs strong feelings.

The danger is evident in the US, where white users have posted material about seeing black people around, and warned of the supposed risks of crime. The country’s history of segregation does not help — one Nextdoor guest article cites a 1949 deed on a Los Angeles home barring occupation by “any person not of the White or Caucasian race”.

This was exacerbated following the police murder of George Floyd last year, when local Nextdoor moderators deleted posts backing the Black Lives Matter movement under rules against politics intruding into forums. The company changed its policy, and added anti-racism notifications.

It has recruited more volunteer moderators, offered them anti-racist training, and put oversight of the thorniest topics in-house. Its approach is guided by Jennifer Eberhardt, a social psychology professor at Stanford university, who argues that making people slow down and think before reacting in anger or fright helps to curb hostility.

But Nextdoor has just 60m users and faces tension between caution and growth. It has fresh competition from Facebook, with its 2.85bn monthly users and predatory instincts. Facebook is rolling out Neighborhoods in some US cities, with a similar design and familiar promise to “keep interactions among neighbours relevant and kind.”

Artificial intelligence can soothe some anger — Nextdoor says its prompts, based on scanning draft posts for phrases that have already been flagged, have reduced racial profiling by 75 per cent. But if machines could solve aggression, Twitter would be a calmer place.

Nextdoor’s future rests on the meaning of a word. Will neighbours be kind, or be triggered by threats to their kind? An ambiguity that goes back to the Middle Ages is not easily resolved.

john.gapper@ft.com

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.